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                           April 12, 2024

       Wyatt Hartley
       Chief Financial Officer
       Brookfield Renewable Corporation
       250 Vesey Street, 15th Floor
       New York, NY 10281-1023

                                                        Re: Brookfield
Renewable Corporation
                                                            Registration
Statement on Form F-3
                                                            File No. 333-278523
                                                            Filed April 5, 2024

       Dear Wyatt Hartley:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Liz
Packebusch, Staff Attorney, at 202-551-8749 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Energy & Transportation
       cc:                                              Christopher R.
Bornhorst, Esq.